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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52280

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/01/21__ AND ENDING __12/31/2021__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BENCHMARK INVESTMENTS, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__175 COUNTRY CLUB DRIVE, BLD 400, SUITE D__
                            (No. and Street)

__STOCKBRIDGE__	__GA__	__30281__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__NIKITA BROWN__	__212-404-7002__	nbrown@kingswoodus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__NOWROCKI SMITH LLP__
                (Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)
March 4, 2009		3370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240 17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Nessim _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benchmark Investments, LLC _____ , as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

In New York County – NY State on 03/31/2022
Sworn To before me



Signature:

Title: CEO



TAREK M ELBARKATAWY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EL6413650
Qualified in New York County
My Commission Expires 02-01-2025

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.1Sc3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm

BENCHMARK INVESTMENTS, LLC

DECEMBER 31, 2021

BENCHMARK INVESTMENTS, LLC
As of and for the year ended
December 31, 2021

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Benchmark Investments, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Investments, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Benchmark Investments, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Benchmark Investments, LLC's management. Our responsibility is to express an opinion on Benchmark Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Benchmark Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Benchmark Investments, LLC's financial statements. The supplemental information is the responsibility of Benchmark Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Benchmark Investments, LLC's auditor since 2020.

Hauppauge, New York
March 31, 2022

Nawrocki Smith LLP

BENCHMARK INVESTMENTS, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	15,108,889
Due from clearing firm		1,276,949
Restricted Cash		50,032
Accounts and commissions receivable		705,196
Investments (lower of cost or market)		263,367
Prepaid expenses		325,489
Right of use lease assets		271,768
Deferred Tax Asset		3,493
Fixed assets, net		100,561
Other assets		127,621
Total assets	$	18,233,365

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	254,224
Commissions payable		1,898,060
Due to related party		12,737,255
Lease liability		286,960
Deferred Clearing Incentive Fee		350,724
Total liabilities		15,527,223

Member's equity

Total member's equity		2,706,142
Total liabilities and member's equity	$	18,233,365

BENCHMARK INVESTMENTS, LLC
Statement of Income
Year ended December 31, 2021

Revenue

Commission income	$	13,283,498
Consulting fee income		2,069,599
Mutual fund fees		1,089,756
Interest income		156,156
Underwriting and Investment Banking		144,937,872
Other revenue		1,606,289
Total revenue		163,143,170

Expenses

Compensation and Benefits	$	20,038,935
Management Fees		5,633,721
Investment Banking Expenses		128,499,799
Occupancy		151,774
Clearance fees		314,688
Technology and communications		399,898
Regulatory fees		246,857
Depreciation expense		33,661
Tax Expense		401,619
Professional Fees		665,279
Marketing and Firm Development		2,287,800
Insurance		255,216
Other		937,613
Total expenses		159,866,860
Net Income		3,276,310

See Accompanying Notes to Financial Statements

BENCHMARK INVESTMENTS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

		Total Equity
Balance at January 1, 2021	$	1,739,515
Net Income		3,276,310
Contributions from Member		-0-
Distributions to Member		2,309,683
Balance at December 31, 2021	$	2,706,142

See Accompanying Notes to Financial Statements

BENCHMARK INVESTMENTS, LLC
Statement of Cash Flows
Year ended December 31, 2021

Cash flows from operating activities:		
Net Income	$	3,276,310
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		33,661
(Increase)decrease in operating assets:		
Receivables from broker-dealers		(141,589)
Right of use asset		152,297
Prepaid expenses and other assets		(92,751)
Accounts payable and commissions receivable		(39,018)
Other assets – Investments (LCM)		(263,367)
Increase (decrease) in operating liabilities:		
Commissions Payable		(108,536)
Accounts payable and accrued expenses		12,042,871
Lease liability		(156,129)
Payable to related parties		808,502
Deferred clearing incentive		87,919
Net cash provided by operating activities		15,573,508
Net cash used by investing activities		
Purchase of fixed assets		(106,206)
Net cash used by financing activities:		
SBA Loan		(137,300)
Distributions to members		(2,309,683)
Net cash used by financing activities		(2,446,983)
Net increase in cash, cash equivalents and restricted cash		13,046,981
Cash, cash equivalents and restricted cash - beginning of year		2,111,941
Cash, cash equivalents and restricted cash - end of year	$	15,158,922

Reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash	$	15,108,890
Restricted cash		50,032
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$	15,158,922

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

    Business

    BENCHMARK INVESTMENTS, LLC (formerly known as Benchmark Investments, Inc. "the Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts.

    The Company underwent a plan of conversion in the current fiscal year. The Company formed and existing under the laws of the State of Arkansas converted into a limited liability company organized and existing under the laws of the State of Nevada.

    Basis of Presentation

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

    Cash

    The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

    Receivable from Clearing Firm and Restricted Cash

    The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is considered fully collectible, and no allowance is required.

    Property and Equipment

    Property and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes

The Company has a net operating loss carryforward at December 31, 2021 of approximately $108,000 arising from the year 2006 through 2019 and a deferred tax asset related to the net operating loss carryforward of approximately $3,500. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company's ability to generate future taxable income. The Company's federal net operating loss carry forwards expire from 2027 to 2037.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2021, the Company has no uncertain tax positions.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2.   Revenue from Contracts with Customers

Significant Judgements

Revenue from contracts with customers includes commission income, consulting fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Consulting Fees. The Company enters into contracts with other broker-dealers to provide analysis and guidance on financial transactions and earns fees associated with these services.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

At December 31, 2021, contract assets related to investment banking deals amount to $540,000.

Fees received in stock. As part of its compensation the company may receive restricted stock in a publicly traded entity. Stock received is shown as revenue on the statement of income and reflected on the balance sheet of the company at lower of cost or market. For tax purposes the stock is reflected as a book to tax adjustment until they become unrestricted at which point, they will be recognized as income by the company. The company may also receive restricted warrants which have no value until exercised. As such, they are not included in income and are not reflected on the balance sheet.

3.   Leases

The Company accounts for leases is accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, Leases ("ASC 842").

The Company has measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

The Company recognizes the following amounts in earnings each period of the lease term:

- A single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.
- Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.
- Any impairment of the ROU asset.

We have included the costs of the operating leases in Occupancy Expenses in the accompanying Statement of Income in the amount of $151,774.

Impairment Testing

We subject ROU assets to impairment testing in a manner consistent with other long-lived assets. If the ROU asset is impaired, we amortize the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, we continue to present a single lease cost in earnings.

In January 2019, the Company entered into a six-year sublease for office space in New York, NY. At January 1, 2019, the effective date of the lease, the Company recorded a ROU asset of $472,470 and an operating lease liability of $472,470. Our calculations were based on a six-year non-cancelable term ending December 31, 2024 assuming a discount rate of 4.5%, our estimated incremental borrowing rate.

As a broker-dealer registered with the SEC and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

The guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, however, management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2021, there were no impairment losses recognized for long-lived assets.

4.   Property and Equipment

Assets		December 31, 2021
Furniture and Fixtures	$	32,397
Software		130,254
		162,651
Accumulated Depreciation		62,090
Net Property and Equipment	$	100,561

Depreciation expenses related to property and equipment was $33,661 in 2021.

5.   Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,404,276 which was $387,245 in excess of its required net capital of $1,017,031. The Company's aggregate indebtedness to net capital ratio percentage was 1,086%.

7.   Related Party Transactions

The related party payable at December 31, 2021 consists primarily of expenses paid by the Company on behalf of the Company's affiliates and related parties. As of December 31, 2021, the Company has accrued fees payable to EF Hutton, an Office of Supervisory Jurisdiction of the Company in accordance with that certain Services and Expense Sharing Agreement dated January 1, 2020 made between the Company and Platinum ARC, LLC, in the amount of $11,908,617. In addition, the Company has accrued management fees payable of $828,638 due to two members or their affiliates.

8.   Contingencies and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities of lease liabilities under operating leases as of December 31, 2021 are as follow:

2022		102,839
2023		102,839
2024		102,839
Total undiscounted lease payments	$	308,517
Less interest		(21,557)
Total Lease liabilities	$	286,960

9.   COVID-19

In March 2021, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus remains uncertain at this time. This may have an effect on the Company's business, but it cannot be estimated at this time.

10.   Subsequent Events

Events of the Company subsequent to December 31, 2021 have been evaluated through March 31, 2022 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2021. No subsequent events were identified that require disclosure.

SUPPLEMENTAL INFORMATION

Net Capital

Total Member's equity	$	2,706,142
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		325,489
Haircuts on securities		39,505
Other non-allowable assets		936,872
Total deductions and/or charges		1,301,866
Net Capital	$	1,404,276

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses		254,224
Commissions payable		1,898,060
Payable to related parties		12,737,255
Deferred clearing incentive fee		350,724
Excess lease liability		15,192
Total aggregate indebtedness	$	15,255,455

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,017,031
Excess net capital	$	387,245
Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required	$	183,839
Ratio of aggregate indebtedness to net capital		1,086%

<u>Statement pursuant to Paragraph (d)(4) of Rule 17a-5</u>

There are no material differences between the above computation and the computation in the Company's corresponding unaudited Form X-17a-5 Part IIA as of December 31, 2021, as amended.

BENCHMARK INVESTMENTS, LCC
SCHEDULE II – DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
DECEMBER 31, 2021

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2021, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Benchmark Investments, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Benchmark Investments, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Benchmark Investments, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Benchmark Investments, LLC stated that Benchmark Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Benchmark Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benchmark Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 31, 2022

Nawrocki Smith LLP

Benchmark Investments, LLC
Exemption Report

<u>Statement pursuant to Paragraph (d)(4) of Rule 17a-5</u>

Benchmark Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

BENCHMARK INVESTMENTS, LLC

I, Michael Nessim, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

March. 31.2022



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Benchmark Investments, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Benchmark Investments, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 31, 2022

Nawrocki Smith LLP

BENCHMARK INVESTMENTS, LLC

Schedule III-Reconciliation of
"SIPC Net Operating Revenues"
and General Assessment

<u>Year ended DECEMBER 31, 2021</u>

	FOCUS Part IIA Line 9 (unaudited), as amended	**Statement of Income** **(audited)**
Total revenue	163,143,170	163,143,170
Additions		
Deductions	2,464,027	2,464,027
SIPC Net Operating Revenues	160,679,143	160,679,143
General Assessment @ .0015	241,019	241,019